                                                                       EXHIBIT 2
                                            Management's Discussion and Analysis
                                     from the 2003 Annual Report to Shareholders

Management's Discussion & Analysis

OVERVIEW

Royal Group Technologies Limited ("the Group") is substantially engaged in the manufacture and distribution of polymer-based home improvement, consumer and construction products for sale primarily in the North American renovation, remodeling and new construction industries. The Group is a vertically integrated, innovative, technology-based company and strives to be a low cost producer within its industry.

      Currently the Group operates predominantly in the seasonal North American renovation and new construction markets. As such, sales, and net earnings as a percentage of sales, have historically been significantly different on a by-quarter basis, as compared to an annualized amount or rate. For the purposes of the following discussion the terms "EBITDA" (earnings before interest, tax, depreciation, amortization and minority interest) and "operating margin" are used interchangeably.

      EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net income
(loss), EBITDA is a useful supplementary measure as it provides investors with an indication of cash available for distribution prior to debt service, capital expenditures, income taxes and minority interest. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to (i) net income
(loss) determined in accordance with GAAP as an indicator of the Group's performance or (ii) cash flow from operating, investing and financing activities as a measure of liquidity and cash flow. The Group's method of calculating EBITDA may differ from other companies and, accordingly, the Group's EBITDA may not be comparable to measures used by other companies. For a reconciliation between EBITDA and net income for the years ended September 30, 2001, 2002 and 2003, see Operating Margin sections of Management's Discussion and Analysis.

RESULTS FROM OPERATIONS

The following discussion has been prepared by management and is a review of the Group's operating results and financial position for the years ended September 30, 2003, 2002 and 2001 and are based upon Canadian GAAP. All amounts are in Canadian dollars unless specified otherwise. This discussion and analysis of the Group's operations have been derived from and should be read in conjunction with the Consolidated Financial Statements and accompanying notes thereto appearing in this Annual Report starting on page number 26.

      For a period of several months ending in September 2003, the Group explored financial alternatives for the enhancement of shareholder value, including seeking the possible sale of shares or a going-private transaction. The process was concluded without any sale, and an expense of $2.5 million was recorded relating to the process. As a result of that review process conducted with various potential strategic and financial buyers, and the transitioning of executive management during the last few quarters, the strategy and focus of the Group was being repositioned.

      For fiscal 2003, the Group adopted amended Section 1650, of the CICA Handbook regarding Foreign Currency Translation. The amendments to this standard require the elimination of the deferral and amortization of unrealized gains and losses on non-current foreign exchange-denominated monetary assets and liabilities, except to the extent that they meet specific criteria for hedge accounting. As of the date of adoption of Section 1650, the Group had $4.2 million in deferred foreign exchange losses on the consolidated balance sheet. This change was applied retroactively with a restatement of fiscal 2002. Accordingly, fiscal 2002 net earnings increased by $1.9 million ($0.02 per share) and the earnings of prior periods were reduced by $6.1 million. All graphical illustrations have been updated to reflect this change. Additional details of this new accounting guideline are contained in Note 1(g) to the Consolidated Financial Statements.

      In addition, the Group adopted the new recommendations of CICA Handbook
Section 3870, Stock-Based Compensation and Other Stock-Based Payments for fiscal 2003. This Section requires a fair-value based method of accounting be applied to all stock-based payments. Effective October 1, 2002, the Group accounts for employee stock options by measuring the compensation cost for options granted on or after this date under the fair value-based method of

Statements of Earnings
(In thousands of Canadian dollars, except per share amounts)

                                                   2003         2002*          2001
----------------------------------------------------------------------------------------
Net Sales                                      $ 1,885,397   $ 1,915,230   $ 1,669,036
Cost of sales, operating expenses and
other income                                     1,773,041     1,554,672     1,353,109
----------------------------------------------------------------------------------------
Operating margin (EBITDA)                          112,356       360,558       315,927
Operating margin percentage                           6.0%         18.8%         18.9%
Amortization                                       126,363       118,308       104,632
Interest and financing charges                      50,712        52,225        56,546
----------------------------------------------------------------------------------------
Earnings (loss) from operations                   (64,719)       190,025       154,749
Income taxes (recovery)                            (4,483)        55,675        38,001
----------------------------------------------------------------------------------------
Earnings (loss) before minority interest          (60,236)       134,350       116,748
Minority interest                                    2,025       (3,334)           690
----------------------------------------------------------------------------------------
Net earnings (loss)                               (58,211)       131,016       117,438
========================================================================================
Earnings (loss) per share:
 Basic                                             $(0.62)         $1.42         $1.29
 Diluted                                           $(0.62)         $1.40         $1.27
========================================================================================
Weighted average number of outstanding
shares - Basic                                  93,219,925    92,574,936    90,869,248
========================================================================================
Weighted average number of outstanding
shares - Diluted                                93,219,925    93,515,736    92,802,214
========================================================================================

* Restated for the adoption of CICA Handbook Section 1650.


20    ROYAL GROUP TECHNOLOGIES LIMITED    2003

SALES BY PRODUCT LINE
(percentage)

2003

(PIE CHART)

RBS/Foreign 5%
Support Products 1%
Construction Products 13%
Consumer Products 26%
Home Improvement Products 55%

2002

(PIE CHART)

RBS/Foreign 6%
Support Products 3%
Construction Products 12%
Consumer Products 27%
Home Improvement Products 52%

2001

(PIE CHART)

RBS/Foreign 8%
Support Products 5%
Construction Products 13%
Consumer Products 29%
Home Improvement Products 45%

2000

(PIE CHART)

RBS/Foreign 7%
Support Products 4%
Construction Products 13%
Consumer Products 30%
Home Improvement Products 46%

SALES BY GEOGRAPHIC REGION
(percentage)

2003

(PIE CHART)

Canada 33%
Foreign 7%
U.S. 60%

2002

Canada 29%
Foreign 8%
U.S. 63%

2001

(PIE CHART)

Canada 33%
Foreign 11%
U.S. 56%

2000

(PIE CHART)

Canada 34%
Foreign 9%
U.S. 57%

accounting, using the Black-Scholes option pricing model. As a result of applying this new standard, after-tax compensation expense of $0.1 million for stock options issued after October 1, 2002 was recorded in the current year. Additional details of this new accounting guideline are contained in Notes 1(i) and 10 to the Consolidated Financial Statements.

      The Group also adopted the recommendations of CICA Handbook Section 3063, Impairment of Long-Lived Assets for fiscal 2003. Section 3063 provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. During fiscal 2003, the Group evaluated its foreign operations and determined that the carrying amounts of certain assets in its foreign operations may not be recoverable and an impairment loss of $23.4 million was recorded. Additional details of this new accounting guideline are contained in Note 1(d) to the Consolidated Financial Statements. The Group also adopted the recommendations of CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations for fiscal 2003. Section 3475 provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of and provides new criteria for classifying assets as held for sale. During fiscal 2003, the Group evaluated certain long-lived assets, including machinery and equipment and management information systems, with the decision to reposition or abandon these assets. As such, the Group wrote down these assets to their net realizable value and recorded a charge of $33.6 million. In addition, the Group reclassified certain non-strategic assets with a net book value of $23.2 million that are currently held for sale to a separate line item within fixed assets. A loss of $1.5 million was recorded in fiscal 2003 as a result of the valuation of these assets at market value. Additional details of this new accounting guideline are contained in Notes 1(d) and 6 to the Consolidated Financial Statements.

      For fiscal 2002, the Group adopted Section 3062, of the CICA Handbook regarding Goodwill and Other Intangible Assets. Accordingly, goodwill no longer has an impact on earnings through amortization; instead any impairment loss would be charged against earnings. The Group performed the impairment test for goodwill and concluded that the fair value of its operating segments exceeded the carrying amount of assets, including that recorded for goodwill as of both September 30, 2002 and September 30, 2003. This change in accounting policy resulted in no goodwill being amortized in fiscal 2002 and 2003, whereas in fiscal 2001, $5.9 million of goodwill was amortized.

YEAR ENDED SEPTEMBER 30, 2003 AS COMPARED TO THE YEAR ENDED SEPTEMBER 30, 2002

NET SALES

Consolidated net sales for the year ended September 30, 2003 decreased 2% or $30 million to $1.89 billion, from sales of $1.92 billion in 2002. Sales increases in Custom Profile, Exterior Cladding and Pipe & Fittings were offset by decreases in Window Coverings, RBS/Foreign Operations and Housewares & Furniture sales.

The following table summarises net sales by product line (in $millions):

Net Sales by Product Line

                                                  2003          2002           % change
----------------------------------------------------------------------------------------
Products segment:
Home Improvement Products                         1,043        1,002                4%
Consumer Products                                   481          513              (6%)
Construction Products                               248          237                5%
RBS/Foreign Operations                               96          105              (9%)
----------------------------------------------------------------------------------------
                                                  1,868        1,857                1%
========================================================================================
Support segment:
Materials                                           430          434              (1%)
Machinery & Tooling                                  60           63              (5%)
Services                                             91          118             (23%)
----------------------------------------------------------------------------------------
                                                    581          615              (6%)
========================================================================================
Intra-Group elimination                           (564)        (557)
========================================================================================
Consolidated net sales                            1,885        1,915              (2%)
========================================================================================

Products segment

Products segment sales for the year ended September 30, 2003 increased 1% or $11 million to $1,868 million, from $1,857 million in 2002. Home Improvement Products increased by 4%, led by Custom Profiles at an increase of 5% and Exterior Cladding at a 3% increase. Both of these product categories, after adjusting for the decline in the exchange rate used to convert US dollar denominated sales, experienced sales increases in the 10% range. Consumer Products sales decreased 6% or $32 million as a result of a $21 million or 9% decline in Window Coverings and an 8% decline in Housewares and Furniture sales. Window Coverings sales were impacted by the Company's decision to exit certain of our window covering businesses and re-focus on our dealers and fabricators and our core product lines. Housewares and Furniture sales were affected by the weak retail sector for these products and increasing competition and pricing pressures. Construction Products increased 5% from prior year. Finally, RBS/Foreign Operations sales declined by 9% or $9 million. Economic conditions in South America and particularly in Argentina continues to remain soft. Management's focus will be on its Mexico, China and Poland operations with the continuing integration of the manufacturing of other core building products besides the Royal Building Systems profiles into these operations with its existing infrastructure.

                                  ROYAL GROUP TECHNOLOGIES LIMITED    2003    21

Management's Discussion & Analysis

Support segment

Support segment sales for the year ended September 30, 2003 decreased, as expected, 6% or $34 million to $581 million from $615 million in 2002. This segment represents materials, machinery & tooling and services provided predominately to the Products segment. The decrease in net sales was primarily due to lower volumes of raw material sold as the Group reduced overall inventory levels, lower volumes of transactions due to the completion of our industrial complex in the Toronto area and related added capacity expansion in the prior fiscal years and the sale of certain non-strategic business units in the latter part of fiscal 2002.

Geographic Sales distribution

During fiscal 2003, sales to non-Canadian customers, including foreign-based sales and exports from Canadian operations, decreased to 67.3% of total sales from 70.5% in 2002.

      Adjusting for the effects of foreign exchange rate decreases during 2003, primarily the US dollar, the geographic sales distribution in the current year would have been similar to the prior year.

OPERATING MARGIN

EBITDA was affected by certain non-cash charges recorded in the last two quarters of fiscal 2003 as well as cost inefficiencies associated with production curtailment in the latter part of fiscal 2003. A total of $158.2 million in non-cash charges were incurred in 2003. This includes: $57.1 million relating primarily to assets in Argentina and those in the Philippines and Hawaii, as well as impairment charges relating to the repositioning of export and project activities; $33.7 million relating to the write-down of tangible assets, primarily inventories, promotional material and accounts receivable, in connection with the decision to exit from certain retail window covering programs in the US; $34.3 million in respect to certain manufacturing assets and management information systems that were repositioned or abandoned; $33.9 million relating to inventory and accounts receivable provisions; $2.5 million in costs associated with the review of financial alternatives to enhance shareholder value; offset by a $3.3 million recovery of bonus accruals relating to the executive compensation review of the CEO and President.

      The Group's overall operating margin for the year ended September 30, 2003 decreased $248.2 million or 68.8% to $112.4 million compared to $360.6 million last year. EBITDA as a percentage of sales decreased to 6.0% from 18.8% last year. Raw material costs as a percentage of sales increased to 53.8% from 43.8% last year due primarily to the average resin cost for the year being higher than the previous year as well as the impact of the charges incurred relating to inventory provisions.

      Labour and overhead costs as a percentage of sales were 13.6% and 12.0% respectively, compared to 13.6% and 10.3% last year. Production slowdowns and temporary plant shutdowns resulted in fixed costs being expensed rather than absorbed into the cost of inventory quantities normally manufactured.

      Selling and distribution costs as a percentage of sales increased to 14.8% from 13.4% due primarily to the impact of charges incurred relating to accounts receivable provisions. General and administration cost as a percentage of sales increased marginally to 6.5% from 6.3% last year.

      Products segment EBITDA for the year ended September 30, 2003 decreased $177 million or 91% to $17.4 million compared to $194.4 million last year. EBITDA as a percentage of sales decreased to 0.9% from 10.5% last year. The decrease is primarily due to $131.2 million in non-cash charges incurred in the current fiscal year relating to the Products segment.

Support segment EBITDA for the year ended September 30, 2003 decreased $71.1 million or 43% to $95 million from $166.1 million in 2002. EBITDA as a percentage of sales decreased to 16.3% from 27% last year. This decrease is in part due to $27 million in non-cash charges incurred in the current fiscal year relating to the Support segment.

AMORTIZATION EXPENSE

Amortization expense as a percentage of sales was 6.7% compared to 6.2% experienced last year. This expense increased to $126.4 million from $118.3 million due to the capital expenditure program undertaken during the past two years.

      In the Products segment, amortization expense as a percentage of sales was 4.8% compared to 4.5% in 2002. Due to capacities added, this expense increased by $6.0 million to $89.8 million from $83.8 million in 2002.

      In the Support segment amortization expense as a percentage of sales was 6.3%, greater than the 5.6% experienced last year. Due to capacities added, this expense increased by $2.0 million to $36.5 million from $34.5 million.

INTEREST AND FINANCING CHARGES

As anticipated, interest and financing charges decreased to $50.7 million from $52.2 million in 2002. As a percentage of sales, these cost are consistent at 2.7% for both years. Interest expense decreased by $1.5 million due to the Group's effective interest rates being lower than those experienced in 2002 and the overall lower level of loan utilization for working capital and capital spending purposes. Capitalized interest costs in fiscal 2003 were $2.3 million as compared to $3.6 million in fiscal 2002. During the year, the Group's capital expenditures and acquisitions were financed from cash flow from operations.

INCOME TAXES

In fiscal 2003, income tax recovery as a percentage of loss before income taxes was 6.9%, as compared to an expense of 29.3% for fiscal 2002. For fiscal 2004, management expects an overall income tax expense rate of 30% due to the recently enacted change in the Ontario corporate income tax rate.

NET EARNINGS (LOSS) AND EARNINGS (LOSS) PER SHARE

A net loss of $58.2 million was recorded in 2003, a decrease of $189.2 million from $131.0 million net income last year. Diluted (loss) earnings per share for fiscal 2003 was ($0.62) compared to $1.40 in fiscal 2002. The average number of shares outstanding for fiscal 2003 on a diluted basis was approximately 93.2 million or 0.3 million lower than in fiscal 2002.

EBITDA
(in millions of dollars)

(BAR CHART)

96    152
97    199
98    251
99    329
00    378
01    316
02    361
03    112

EBIT
(in millions of dollars)

(BAR CHART)

96    115
97    156
98    201
99    261
00    295
01    211
02    242
03    (14)


NET EARNINGS
(in millions of dollars)

 (BAR CHART)

96    67
97    92
98    116
99    150
00    169
01    117
02    131
03    (58)


22    ROYAL GROUP TECHNOLOGIES LIMITED    2003

CONSOLIDATED
CASH FLOW
(in millions of dollars)

(BAR CHART)

96      119
97      153
98      187
99      244
00      280
01      256
02      286
03      214

CONSOLIDATED
FREE CASH FLOW
(in millions of dollars)

(BAR CHART)

96        13
97      (124)
98      (151)
99       (95)
00      (264)
01       (99)
02       103
03       138

INVESTING ACTIVITIES

(BAR CHART)

PLOT POINTS TO COME

WORKING CAPITAL
(in millions of dollars)

(BAR CHART)

96      165
97      229
98      199
99      181
00      197
01      180
02      167
03      130

PROPERTY, PLANT
AND EQUIPMENT
(in millions of dollars)

(BAR CHART)

96      393
97      605
98      859
99     1159
00     1455
01     1604
02     1637
03     1483

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW

In fiscal 2003, the Group generated cash flow (earnings before minority interest plus items not affecting cash) of $214.3 million, a decrease of $72.1 million over the $286.4 generated in the prior year. During the three years ended September 30, 2003, the Group's cash flow from operations aggregated $756.3 million. Cash flow from operations and from working capital reductions were used to finance capital expenditures and repay term debt. For 2002, an additional $68.0 million was generated from the sale of non-strategic assets including the sale of real estate, a corporate plane and divestiture of certain businesses within the Support segment.

WORKING CAPITAL

A summary of the Group's consolidated working capital position at September 30 is set out below (in $ millions):

                               2003                   2002
===========================================================
Working Capital                129.8                  167.5
Current ratio                  1.20x                  1.22x

Working capital was $129.8 million at September 30, 2003, $37.7 million less than the prior year's $167.5 million. As a measure of asset management, receivable days were 55 days at September 30, 2003, an improvement from last year's 62 days. Days inventory decreased to 117 from 141 days last year. Without the impact of the current year charges on inventory, days inventory would have been 130 days. The decrease reflects management's continued focus on improving production and inventory management practices. Management's focus for fiscal 2004 is to balance production efficiencies with inventory carrying costs. This should lead to an overall lower days inventory.

CAPITAL SPENDING

Overall capital spending including acquisitions, for the years ended September 30, 2003 & 2002 is summarized below (in $millions):

                                 2003                2002
==========================================================
Capital expenditures             93.5                133.3
Acquisitions                      4.5                149.2
----------------------------------------------------------
Total capital spending           98.0                282.5

For the year ended September 30, 2003, capital expenditures amounted to $93.5 million compared to $133.3 million for the same period last year. Approximately $65.0 million was expended in the Products segment primarily for tooling and equipment, with the remaining $28.5 million expended in the Support segment for added capacities in the materials division.

         During 2003, the Company acquired working capital and fixed assets from certain businesses for an aggregate consideration of $4.5 million. During fiscal 2002, the Group acquired 100% equity interests in certain businesses for an aggregate consideration of $149.2 million. The largest of the acquisitions was the purchase of Royal Mouldings (formerly Marley Mouldings LLC), which accounted for approximately 95% of the total cost of the acquisitions for the year.

LONG TERM DEBT AND FINANCIAL INSTRUMENTS

On September 30, 2003 the Group had an authorized $500 million revolving, unsecured bank credit facility with a syndicate of banks, of which a net of $389.7 million was drawn and nil was committed as back-up liquidity to the Group's commercial paper program. The bank credit facility is for working capital requirements, acquisitions and capital expenditures. Subsequent to year end, on October 29, 2003, the Company elected to convert its term debt drawn under the 364-day facility to a non-revolving, non-amortizing term loan repayable on April 28, 2005. The Group also has an authorized $400 million commercial paper program in Canada of which nil is issued and outstanding. On January 29, 2003, DBRS downgraded the Company's commercial paper program to R-2
(high) from R-1 (low). Following this, all borrowings under this program were replaced with borrowings under the company's bank credit facility. In addition the Group has an authorized $400 million medium term note program in Canada expiring April, 2004. This program is unsecured, ranking pari passu with the bank credit facility. At September 30, 2003, the funded debt to total capitalization was 36%, an improvement from the prior year's 38%.

         Management believes that the Group's anticipated cash flow from operations and cash on hand are sufficient to meet its working capital and capital spending requirements, as well as debt service requirements, including the seasonal natures thereof.

YEAR ENDED SEPTEMBER 30, 2002 AS COMPARED TO THE YEAR
ENDED SEPTEMBER 30, 2001

Consolidated net sales for the year ended September 30, 2002 increased 15% or $246 million to $1.92 billion, from sales of $1.67 billion in 2001. The overall sales increase was primarily due to the Royal Mouldings acquisition, as well as unit volume increases in the majority of product lines and slightly higher average selling prices offset by a decline in Window Coverings and RBS/Foreign Operations sales. Excluding Royal Mouldings, net sales for fiscal 2002 grew organically by 6% over 2001.

                              ROYAL GROUP TECHNOLOGIES LIMITED        2003    23

MANAGEMENT'S DISCUSSION & ANALYSIS

         Products segment sales for the year ended September 30, 2002 increased 18% or $277 million to $1,857 million from $1,580 million in 2001. The increase was lead by Home Improvement products increasing 33% from the prior year. The increase was attributable to both the acquisition of Royal Mouldings and higher unit volumes sold in Custom Profiles and Exterior Cladding, as well as some modest selling price increases. Consumer products contributed $21.7 million to the overall Group's sales growth. It was led by 15% growth in Outdoor Products and 11% growth in Housewares & Furniture. Much of the growth in Outdoor Products was due to market penetration in areas such as fencing and decking products as certain applications of pressure treated wood are being phased out. The growth in Housewares & Furniture sales was due to unit volume increases and new product line introductions. Detracting from the Consumer Products growth was a 3% decrease in Window Coverings sales. Competition from Asia in the ready-made market segment led to some price decreases amongst certain Window Coverings product lines. Construction Products increased 13% from the prior year, due to higher unit volumes sold and modest selling price increases for Pipe & Fittings, as well as moderate unit volume increases from Commercial Doors. Offsetting the overall Products segment revenue growth was the $17.5 million (14%) decrease in net sales from RBS/Foreign Operations. Economic conditions in South America and particularly in Argentina led to lower unit volumes being sold.

         Support segment sales for the year ended September 30, 2002 decreased, as expected, 7% or $47.8 million to $615.6 million from $663.4 million in 2001. The decrease in net sales was primarily due to the completion of our industrial complex in the Toronto area and related added capacity expansion in the prior fiscal year. The decrease was partially offset by increased sales of materials due to higher demands from the Products segment.

         During fiscal 2002, sales to non-Canadian customers, including foreign-based sales and exports from Canadian operations, increased to 70.5% of total sales from 66.6% in 2001. Much of this increase was due to the Royal Mouldings acquisition.

         A non-cash charge of $23.5 million resulting from a comprehensive review of all operating assets was recorded in fiscal 2002. Principally, the charge represents the write-off of first generation recycling equipment and tooling, as well as certain equipment previously used in production of certain window coverings. The first generation recycling equipment have recently been replaced by second generation technologies which have enabled entry into more efficient production of products such as roof tiles, window & door components, decking and railing.

         The Group's overall operating margin for the year ended September 30, 2002 increased by $44.7 million or 14.1% to $360.6 million compared to $315.9 million last year. EBITDA as a percentage of sales decreased slightly to 18.8% from 18.9% last year. Raw material costs as a percentage of sales decreased to 42.6% from 43.4% last year due primarily to the average resin cost for the year being lower than the previous year.

         Labour and overhead costs as a percentage of sales were 13.6% and 10.3% respectively, compared to 13.6% and 9.6% last year. Higher variable costs and lower fixed cost absorption were due to lower than expected sales volumes, particularly in the Window Coverings division. In addition, higher amortization cost contributed to the increase in overhead rates.

         Selling and distribution costs as a percentage of sales increased to 13.4% from 12.5% due to increased transportation cost, the inclusion of Royal Mouldings sales involving more in-store sales oriented costs and costs associated with introduction of new products or marketing programs. In particular, significant selling costs were incurred in preparation for the roll-out of new custom and cut-to-fit window covering programs. General and administration cost remained constant at 6.3% of sales for both years.

         Products segment EBITDA for the year ended September 30, 2002 increased by $41 million or 27% to $194.4 million compared to $153.4 million last year. EBITDA as a percentage of sales increased to 10.5% from 9.7% last year. The increase was primarily due to lower average raw materials costs.

         Support segment EBITDA for the year ended September 30, 2002 increased $3.6 million or 2% to $166.1 million from $162.5 million in 2001. EBITDA as a percentage of sales increased to 27% from 24.5% last year. This increase was primarily due to lower average resin costs. In addition, the Materials division, which has higher operating margins, now makes up a larger percentage of the Support segment with the sale of certain non-strategic businesses.

         Amortization expense as a percentage of sales was 6.2%, slightly lower than the 6.3% experienced last year. This expense increased to $118.3 million from $104.6 million for last year due to added capacities in both operating segments, the capital expenditure program undertaken during the past two years, and the Royal Mouldings acquisition. Partially offsetting this increase, was the absence of goodwill amortization in fiscal 2002.

         In the Products segment, amortization expense as a percentage of sales was 4.5% for both fiscal 2002 and 2001. This expense increased by $12.7 million from $71.1 million for the same period last year due primarily to the inclusion of Royal Mouldings.

         In the Support segment amortization expense as a percentage of sales was 5.6%, greater than the 5.0% experienced last year. This expense increased by $1.0 million from $33.5 million for last year due primarily to added capacities in the recycling division and manufacturing facility additions.

         Interest and financing charges have been restated for the adoption of
Section 1650 of the CICA Handbook, as discussed earlier. Interest and financing charges decreased as a percentage of sales, to 2.7% from 3.4% last year. Interest expense decreased by $4.3 million from $56.5 million due to the Group's effective interest rates being lower than those experienced in 2001, the overall lower level of loan utilization for working capital and capital spending purposes and the elimination of the deferral and amortization unrealized gains and losses on non-current foreign exchange-denominated monetary assets and liabilities of $1.9 million in 2002. Partially offsetting the decrease was the reduction in capitalized interest costs in fiscal 2002 to $3.6 million as compared to $8.2 million capitalized in fiscal 2001. During the year, the Group's capital expenditures and acquisitions were financed from cash flow from operations.

         In fiscal 2002, income tax expense as a percentage of earnings before income taxes increased to 29.3% from 24.6%. The increase is due to a $9 million one-timetax reduction in fiscal 2001 resulting from favourable provincial tax legislation passed in June 2001.

         Net earnings in 2002, increased $13.6 million to $131.0 million or 7% of net sales up from $117.4 million or 7% of net sales for the previous year. Diluted earnings per share for fiscal 2002 was $1.40 compared to $1.27 in fiscal 2001. The average number of shares outstanding for fiscal 2002 on a diluted basis was approximately 93.5 million or 0.7 million greater than in fiscal 2001. As indicated earlier, the Group adopted Section 1650 of the CICA Handbook in 2003 and no longer amortizes deferred foreign exchange losses, which represented $2.3 million or $0.02 per share during fiscal 2001.

RISKS AND UNCERTAINTIES

The Group operates in many markets each of which involves various risks, uncertainties and other factors affecting the Group specifically, its industry or the markets generally. The Group's future performance, achievements and financial results could be affected by these factors, which in some cases have affected, and which in the future could affect, the Group's actual results and could cause the Group's actual results for 2004 and beyond to differ materially from those expressed in any forward-looking statements made by or on behalf of the Group. These risks and uncertainties include fluctuations in the

24      ROYAL GROUP TECHNOLOGIES LIMITED        2003
level of renovation, remodeling and construction activity; changes in the Group's product costs and pricing; an inability to achieve or delays in achieving savings related to cost reductions or revenues related to sales price increases; the sufficiency of restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of the Group's outstanding debt and current debt ratings; the ability to meet the financial covenants in the Group's credit facilities; changes in the Group's product mix; the growth rate of the markets in which the Group's products are sold; market acceptance and demand for the Group's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of litigation and administrative and intellectual property disputes; and changes in environmental regulation and currency risk exposure. Certain of these risks and uncertainties are described in more detail below:

- The Group's business is substantially related to the North American renovation, remodeling and construction markets, both residential and industrial/commercial. Therefore, the demand for the products manufactured and distributed by the Group is affected by changes in the general state of the North American economy, including renovation and remodeling, new housing starts and the level of construction activity in general.

- The price and availability of raw materials, and in particular PVC resin, represents a substantial portion of the cost of manufacturing the Group's products. Historically, there have been fluctuations in these raw materials' prices and in some instances price movements have been volatile and affected by circumstances beyond the Group's control. There can be no assurance that the Group can pass on increases from normal market fluctuations in the price of PVC resin and other raw materials to its customers through increases in selling price, or otherwise absorb such costs increases without significantly affecting its margins. In addition, the Group has occasionally found certain raw materials to be in short supply.

- As the Group carries out a significant portion of its activities in foreign markets (including the United States of America), it is exposed to the risk of foreign exchange fluctuations. The Group attempts to minimize risks associated with currency fluctuations through matching of the currency of debt financing and the currency of certain raw material purchases, sales or asset acquisitions. This, however, is not always economically practical and the Group may not be able to offset any or all of its foreign market risks. While the Group has not entered into significant market instruments with respect to foreign exchange hedging in the past, it may, if deemed necessary, do so in a prudent fashion, in the future. The Group does not purchase derivative instruments beyond those needed to hedge foreign currency requirements.

- The Group faces a high level of competition in most product categories and geographic regions. Low cost foreign competitors continue to be a threat to the Group's cost structure, particularly in its consumer product lines. The Group attempts to minimize risks associated with this by striving to reduce costs when feasible and/or offer enhanced customer services. In addition, the Group may compete in some product categories and regions with larger, better capitalized companies which may be better positioned to respond to shifts in the marketplace.

CRITICAL ACCOUNTING POLICIES

The preparation of the Group's consolidated financial statements in conformity with generally accepted accounting principles requires management to make use of certain estimates and assumptions that affect the reported amounts in the consolidated financial statements and the accompanying notes. These estimates and assumptions are based on management's best knowledge of current events and actions that the Group may undertake in the future. Actual results could differ from those estimates. Estimates are used when accounting for items, the more critical of which are: allowances for doubtful accounts receivable, inventory obsolescence, and income taxes.

RECENT ACCOUNTING PRONOUNCEMENTS ISSUED BUT NOT YET ADOPTED

Refer to Note 18c(ii) in the Notes to Consolidated Financial Statements on page 38 of this report, for the discussion of recent accounting pronouncements issued but not yet adopted.

REVENUE RECOGNITION

Revenue is recognized when the price is fixed or determinable, collectibility is reasonably assured and upon shipment to or receipt by customers depending on contractual terms.

ALLOWANCES FOR DOUBTFUL ACCOUNTS RECEIVABLE

In order for management to establish the appropriate allowances for doubtful accounts receivable, estimates are made with regards to general economic conditions, interpreting customer aging trends and the probability of default by individual customers. The failure to estimate correctly could result in bad debts being either higher or lower than the determined provision as of the date of the balance sheet.

INVENTORY OBSOLESCENCE

In order for management to establish the appropriate provision for inventory, certain judgements and estimates are made with regards to general economic conditions, interpreting inventory turns, identifying slow moving reports, customer demand patterns and market acceptance of our products. The failure to estimate correctly could result in inventory being either higher or lower than the determined provision as of the date of the balance sheet.

INCOME TAXES

In order for management to establish the appropriate income tax asset and liability valuation, estimates are made with regards to the realization of future tax assets and increase of future tax liabilities. The ultimate realization of future tax assets or assessments of future tax liabilities is dependent upon the generation of future taxable income during the years in which those temporary differences become deductible. The failure to estimate correctly could result in some portion of the net income tax position not being realized.

OUTLOOK

Fiscal 2003 was a very challenging year. Management is more optimistic about prospects for the years ahead, as we direct our strategic focus into those businesses that will provide us the highest returns, as we adapt best practises in the businesses that have been a drain on profitability and as we aggressively pursue those strategies that will restore healthy capacity utilization rates.

         Quarterly financial data (unaudited) can be found on page number 40 in this annual report.

                              ROYAL GROUP TECHNOLOGIES LIMITED        2003    25